Exhibit 99.1

Interim Condensed Consolidated Financial Statements of

Alithya Group Inc.

For the three and six months ended September 30, 2018 and 2017

(unaudited)

TABLE OF CONTENTS

Interim Condensed Consolidated Statements of Operations		1

Interim Condensed Consolidated Statements of Financial Position		2

Interim Condensed Consolidated Statements of Changes in Equity		3

Interim Condensed Consolidated Statements of Comprehensive Loss		4

Interim Condensed Consolidated Statements of Cash Flows		5

Notes to Interim Condensed Consolidated Financial Statements for the three and Six Months Ended September 30, 2018 and 2017		6

1.	Governing Statutes and Nature of Operations	6

2.	Summary of Significant Accounting Policies	6

3.	Information on consolidated Operations	10

4.	Dividends	10

5.	Share Capital	10

6.	Related Parties	13

7.	Earnings per Share	13

8.	Financial Expenses	13

9.	Line of Credit and Long-Term Debt	14

10.	Segment and Geographical Information	14

11.	Business Combination	14

12.	Subsequent events	15

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| i

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars, except per share data)(unaudited)		2018	2017	2018	2017
	Notes	$	$	$	$
Consulting fee revenue	2	37,093	38,412	78,667	78,425
Operating expenses
Employee compensation costs	2	19,374	17,341	39,283	34,677
Professional fees and other contracted labor	2	14,759	16,903	32,386	35,269
Occupancy costs		634	565	1,314	1,150
Information technology and communications costs		902	617	1,772	1,420
Other		1,096	1,027	2,347	2,227
Business acquisition costs		1,033	53	2,048	604
Share-based compensation	5	470	856	946	2,195
Depreciation of property and equipment		197	217	418	434
Amortization of intangibles		1,489	1,418	2,984	2,836

		39,954	38,997	83,498	80,812

Operating loss		(2,861)	(585)	(4,831)	(2,387)
Financial expenses	8	(545)	(551)	(1,077)	(1,006)

Loss before income taxes		(3,406)	(1,136)	(5,908)	(3,393)
Income tax (expense) recovery
Current		248	(12)	(430)	(36)
Deferred		1,035	60	2,023	178

		1,283	48	1,593	142

Net loss for the period		(2,123)	(1,088)	(4,315)	(3,251)

Basic and diluted loss per share	7	(0.08)	(0.04)	(0.17)	(0.13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 1

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		September 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2018	2018
	Notes	$	$
Assets
Current assets
Cash		2,749	14,465
Accounts receivable and other receivables		34,224	33,762
Income taxes receivable		466	765
Unbilled revenue		3,415	6,884
Tax credits receivable		6,374	7,794
Prepaid		715	767

		47,943	64,437
Non-current assets
Restricted cash		2,142	2,124
Property and equipment		1,722	1,821
Intangibles		12,177	15,149
Deferred tax assets		2,271	632
Goodwill		31,691	31,712

		97,946	115,875

Liabilities and Shareholders’ Equity
Current liabilities
Line of credit	9	16,290	24,066
Accounts payable and accrued liabilities		31,688	35,872
Provisions		154	929
Deferred revenue		1,339	2,017
Current portion of long-term debt		3,709	2,956

		53,180	65,840
Non-current liabilities
Long-term debt	9	14,734	15,619
Deferred tax liabilities		1,850	2,234
Deferred lease inducements		122	156

		69,886	83,849
Shareholders’ equity
Share capital	5	54,789	54,251
Deficit		(28,242)	(23,927)
Accumulated other comprehensive income		247	558
Contributed surplus		1,266	1,144

		28,060	32,026

		97,946	115,875

Business combination	11
Subsequent events	12

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended September 30 (in thousands of Canadian dollars except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2018		25,951,311	54,251	(23,927)	558	1,144	32,026

Net loss for the period		—	—	(4,315)	—	—	(4,315)
Cumulative translation adjustment on consolidation of foreign subsidiary		—	—	—	(311)	—	(311)

Total comprehensive loss for the period		—	—	(4,315)	(311)	—	(4,626)

Share-based compensation	5	—	—	—	—	122	122
Share-based compensation on shares vested during the period, issued on business acquisitions	5	—	538	—	—	—	538

Total contributions by, and distributions to, shareholders		—	538	—	—	122	660

Balance as at September 30, 2018		25,951,311	54,789	(28,242)	247	1,266	28,060

Balance as at March 31, 2017		24,601,490	49,384	(16,738)	(137)	859	33,368

Net loss for the period		—	—	(3,251)	—	—	(3,251)
Cumulative translation adjustment on consolidation of foreign subsidiary		—	—	—	102	—	102

Total comprehensive loss for the period		—	—	(3,251)	102	—	(3,149)

Share-based compensation	5	—	—	—	—	141	141
Issuance of class A shares		59,366	225	—	—	—	225
Issuance of class A shares on business acquisition		1,146,707	1,425	—	—	—	1,425
Share-based compensation on shares vested during the period, issued on business acquisitions	5	—	1,509	—	—	—	1,509
Redemption of class A shares and related share redemption premium		(20,383)	(53)	35	—	—	(18)

Total contributions by, and distributions to, shareholders		1,185,690	3,106	35	—	141	3,282

Balance as at September 30, 2017		25,787,180	52,490	(19,954)	(35)	1,000	33,501

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2018	2017	2018	2017
	$	$	$	$
Net loss for the period	(2,123)	(1,088)	(4,315)	(3,251)
Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiary, net of tax	(129)	136	(311)	102

	(129)	136	(311)	102

Comprehensive loss for the period	(2,252)	(952)	(4,626)	(3,149)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the six months ended September 30,
(in thousands Canadian dollars)(unaudited)		2018	2017
	Notes	$	$
Operating activities
Net loss for the period		(4,315)	(3,251)
Items not affecting cash
Depreciation and amortization		3,402	3,270
Amortization of finance costs	8	30	14
Amortization of deferred lease inducements		(34)	420
Share-based compensation	5	946	2,195
Interest accretion on balances of purchase payable		116	116
Deferred taxes		(2,023)	(178)
Changes in non-cash working capital items		(1,294)	(7,921)

		1,143	(2,084)

Net cash used in operating activities		(3,172)	(5,335)

Investing activities
Additions to property and equipment		(319)	(232)
Additions to intangible assets		(132)	(32)
Change in restricted cash		(18)	(2,108)
Business acquisition, net of cash acquired		—	(13,396)

Net cash used in investing activities		(469)	(15,768)

Financing activities
Line of credit drawn (repaid)		(7,776)	16,836
Increase of long-term debt, net of related transaction costs		2,678	—
Repayment of long-term debt		(2,956)	—
Share redemption	5	—	(18)

Net cash from (used in) financing activities		(8,054)	16,818

Effect of exchange rate changes		(21)	—

Net change in cash		(11,716)	(4,285)
Cash, beginning of period		14,465	8,569

Cash, end of period		2,749	4,284

Cash paid (included in cash flow used in operating activities) :
Interest paid		917	770
Income taxes paid		195	411

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

1. GOVERNING STATUTES AND NATURE OF OPERATIONS

Alithya Group Inc. (“Alithya” or the “Company”), incorporated on April 2, 1992 under the Companies Act (Québec), now the Business Corporations Act (Québec)), provides innovative consulting services in the areas of information technology, including systems integration, strategy and expert recruiting services, mainly in the financial, transportation, telecommunications, health, energy, public sector and retail verticals.

The Company’s registered and head office is located at 2875, boulevard Laurier, suite 1250, Québec, (Québec), G1V 2M2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2018, except for the effects of applying IFRS 15 and IFRS 9. The accounting policies have been applied consistently to all periods presented in these interim condensed consolidated financial statements.

The accounting policies have been applied consistently by all Alithya entities.

BASIS OF PREPARATION

Statement of Compliance

The Company’s interim condensed consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2018.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 13th, 2018.

Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the financial statements. Actual results could differ from those estimates.

Estimates and underlying assumptions are the same as those applied in the last annual audited consolidated financial statements.

REVENUE RECOGNITION, UNBILLED REVENUE AND DEFERRED REVENUE

Alithya generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

To determine whether to recognize revenue, the Company follows a 5-step process:

1. Identifying the contract with a customer

2. Identifying the performance obligations

3. Determining the transaction price

4. Allocating the transaction price to the performance obligations

5. Recognizing revenue when/as performance obligation(s) are satisfied.

The total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. Revenue is recognized either at a point in time or over time, when (or as) the Company satisfies performance obligations by transferring the promised goods or services to its customers.

The Company recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Company satisfies a performance obligation before it receives the consideration, the Company recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Certain of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Time and materials arrangements - Revenue from consulting services and systems implementations under time and materials arrangements is recognized over time, as the services are rendered.

Fixed-fee arrangements - Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Unbilled revenue and deferred revenue - Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Estimated losses on revenue-generating contracts - Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and underlying estimates.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

IFRS 15 – Revenue from Contracts with Customers

The Company has adopted the guidance effective April 1, 2018 using the retrospective method, with the effect of initially applying this standard recognized at the beginning of the earliest period presented and has elected to apply the practical expedient to not apply this guidance to contracts which are completed before the beginning of the earliest period presented or April 1, 2017, and the practical expedients for contract modifications (assessing the contracts in combination with any modifications before April 1, 2017).

NEW STANDARDS AND INTERPRETATIONS ADOPTED

The adoption of IFRS 15 has mainly affected the Company’s presentation method of its payrolling services from gross reporting to net reporting based on the new criteria for determining whether the Company is a principal or an agent in these transactions.

The following table summarizes the impact of adopting IFRS 15 on the Company’s interim condensed consolidated financial statements for the three and six months ended September 30, 2017. There was no impact on the Company’s interim condensed consolidated balance sheet as at March 31, 2018 and the interim condensed consolidated statements of cash flows and comprehensive loss for the three and six months ended September 30, 2017 nor on the Company’s net loss.

Three months ended September 30, 2017
	Previously reported	Adjustments	Balance with adoption of IFRS 15
	$	$	$
Consulting fee revenue	50,764	12,352	38,412
Employee compensation costs and Professional fees and other contracted labor expense	(46,596)	(12,352)	(34,244)

Six months ended September 30, 2017
	Previously reported	Adjustments	Balance with adoption of IFRS 15
	$	$	$
Consulting fee revenue	103,965	25,540	78,425
Employee compensation costs and Professional fees and other contracted labor expense	(95,486)	(25,540)	(69,946)

IFRS 9 – Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement.

IFRS 9 simplifies the classification of a financial asset as either at amortized cost or at fair value as opposed to the multiple classifications which were permitted under IAS 39. IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characters of the financial assets. The standard also adds guidance on the classification and measurement of financial liabilities.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (“ECL”) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

IFRS 9 contains new requirements on the application of hedge accounting. The new requirements look to align hedge accounting more closely with the Company’s risk management activities by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness.

The Company has adopted the new standard effective April 1, 2018 with a nominal impact on the Company’s disclosure.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard eliminates the classification of a lease as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases, with exemptions permitted for short leases and leases of low value assets. The standard supersedes IAS 17 – Leases and other lease related interpretations. The standard will be effective on April 1, 2019 for the Company with earlier adoption permitted only if IFRS 15 – Revenue from Contracts with Customers is also applied. The Company is yet to fully assess the impact of this standard and therefore is unable to provide quantified information. However, in order to determine the impact, the Company is in the process of:

•	Performing a full review of all agreements to assess whether any additional contracts will become lease contracts under IFRS 16’s new definition of a lease;

•

Deciding which transitional provision to adopt; either full retrospective application or partial retrospective application (which means comparatives do not need to be restated). The partial application method also provides optional relief from reassessing whether contracts in place are, or contain, a lease, as well as other reliefs. Deciding which of these practical expedients to adopt is important as they are one-off choices;

•	Assessing current disclosures operating leases as these are likely to form the basis of the amounts to be capitalised as right-of-use assets;

•	Determining which optional accounting simplifications are available and whether to apply them;

•	Assessing the additional disclosures that will be required.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

3. ADDITIONAL INFORMATION ON CONSOLIDATED OPERATIONS

The following table summarizes consolidated operations:

Period ended	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Consulting fee revenue before payrolling	36,718	37,905	77,943	77,616
Direct costs	29,144	30,450	61,981	63,089

Gross margin before payrolling	7,574	7,455	15,962	14,527
Payrolling, net revenue	375	507	724	809

Gross margin	7,949	7,962	16,686	15,336

Selling, general and administrative expenses	8,091	6,859	16,067	13,849
Acquisition costs	1,033	53	2,048	604
Depreciation of property and equipment	197	217	418	434
Amortization of intangibles	1,489	1,418	2,984	2,836

Operating loss	(2,861)	(585)	(4,831)	(2,387)

4. DIVIDENDS

The Company did not declare dividends during the three and six months ended September 30, 2018 and 2017.

5. SHARE CAPITAL

ISSUED

	September 30, 2018		March 31, 2018
Share class	Number of shares	$	Number of shares	$
A	12,009,378	31,486	12,009,378	30,948
A-CRCD	1,773,212	5,250	1,773,212	5,250
A-IQ	1,637,204	4,847	1,637,204	4,847
AA	7,100,369	3,206	7,100,369	3,206
J	1,742,342	5,000	1,742,342	5,000
K	1,182,164	3,500	1,182,164	3,500
L	506,642	1,500	506,642	1,500

	25,951,311	54,789	25,951,311	54,251

During the six months ended September 30, 2018, the following transactions occurred:

•

As part of a business acquisition (Alithya Digital Technology Corporation, formerly Systemware Innovation Corporation “SWI”), class A shares issued to employees as share based compensation on the acquisition date vested during the period. The value of the vested shares for the six-month period was $407,460;

•

As part of a business acquisition (Pro2p), class A shares issued to employees as share based compensation on the acquisition date vested during the period. The value of the vested shares for the six-month period was $130,208;

As at September 30, 2018, dividend arrears totaled $1,820,548 (March 31, 2018: $1,571,233) in connection with class J shares, $455,000 (March 31, 2018: $385,000) in connection with class K shares and $195,000 (March 31, 2018: $165,000) in connection with class L shares.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

5. SHARE CAPITAL (CONT’D)

The transaction activity related to the class A shares for the respective periods is summarized as follows:

Period ended	September 30, 2018		March 31, 2018
	Number of shares	$	Number of shares	$
Beginning balance	12,009,378	30,948	8,778,472	20,715
Issued	—	—	1,493,666	2,742
Redeemed	—	—	(143,845)	(576)
Converted into class AA	—	—	(35,492)	(134)
Converted from class J	—	—	1,916,577	5,500
Share-based compensation on shares vested during the period, issued on business acquisitions	—	538	—	2,701

Ending balance	12,009,378	31,486	12,009,378	30,948

Share purchase plan

The Company has a share purchase plan entitling its employees to purchase shares of the Company at a price determined in the shareholder agreement.

Under the share purchase plan, the Company contributes an amount in shares equivalent to the employee’s contribution, provided that the employee is still employed by the Company on December 31 of each given year. The employee’s contribution cannot exceed 10% of the annual base salary and the Company’s contribution can vary between 1% and 3.5% depending on the employee’s seniority. The Company’s contribution is recognized in share-based compensation. During the six months ended September 30, 2018, the Company reserved 75,493 shares (43,675 shares during the six months ended September 30, 2017) representing its contribution and recognized a corresponding expense of approximately $286,000 ($166,000 during the six months ended September 30, 2017).

Stock option plan

Alithya established a stock option plan for class A shares for certain officers and employees of the Company and its subsidiaries. Under this plan, the Board of Directors grants a certain number of class A stock options and sets the option exercise price, expiry date and date on which the options may be exercised. The maximum number of options available for issuance under the plan is limited to 20% of the issued and outstanding class A shares.

All options granted under the plan may be exercised within a maximum 10-year period from the date they are awarded and vest over period of three years from the award date. They may also be exercised in connection with a liquidity event, as defined in the shareholder agreement.

The option activity for the respective periods is summarized as follows:

Period ended	September 30, 2018		March 31, 2018
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		$		$
Beginning balance	1,296,660	2.66	1,040,160	2.36
Granted	—	—	314,000	3.80
Forfeited	(43,500)	3.73	(55,000)	3.12
Exercised	—	—	(2,500)	2.21

Ending balance	1,253,160	2.63	1,296,660	2.66

Exercisable at period end	788,160	2.15	788,160	2.15

There were no options exercised during the six months ended September 30, 2018.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

5. SHARE CAPITAL (CONT’D)

The following table summarizes the number of options outstanding, their respective exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	September 30, 2018		March 31, 2018
Exercise price	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years
$
1.90	363,160	3.22	363,160	4.50
1.92	100,000	3.50	100,000	4.50
2.21	115,000	5.53	115,000	6.00
2.46	100,000	4.50	100,000	5.00
2.87	120,000	6.58	120,000	7.00
2.96	188,500	7.50	192,000	8.00
3.29	4,000	8.16	4,000	8.70
3.80	262,500	8.65	302,500	9.16

	1,253,160		1,296,660

SHARE-BASED COMPENSATION

The number of Alithya stock options granted to employees during the period, the related compensation expense recorded, and the assumptions used to determine stock-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	September 30,	September 30,
	2018	2017
Compensation expense related to the options granted	—	$141
Number of stock options granted	—	303,000
Weighted average fair value of options granted	—	$1.49
Aggregate fair value of options granted	—	$453
Weighted average assumptions
Share price	—	$3.80
Exercise price	—	$3.80
Risk-free interest rate	—	1.0%
Expected volatility*	—	35.0%
Dividend yield	—	—
Expected option life (years)	—	7.5
Vesting conditions – time (years)	—	3.0

*	Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Total share-based compensation expense for the three and six months ended September 30, 2018 and 2017 are summarized as follows:

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Stock option plan	61	72	122	141
Share purchase plan – employer contribution	140	103	286	166
Share based compensation on shares vested during the period, issued on business acquisitions	269	596	538	1,509
Accrued management bonuses and other compensation	—	85	—	379

	470	856	946	2,195

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

6. RELATED PARTIES

Operating transactions with shareholders

In the normal course of operations, the Company concluded the following transactions with shareholders exercising significant influence:

Period ended	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Consulting fee revenue	9,532	11,096	23,265	23,448

*

One of the shareholders exercising significant influence has committed to minimum amounts of revenue and EBITDA over a four-year period ending in July 2020, which may be extended to July 2021 under certain conditions. Should the minimum contracted amounts not be met, the shareholder in question and another one of the shareholders will jointly reimburse Alithya an amount up to $4 million.

As at	September 30,	March 31,
	2018	2018
	$	$
Loans payable	2,709	1,956
Trade accounts receivable	10,658	9,842
Trade accounts payable	56	132

The transactions have been recorded at the exchange amount, which represents the contractual amount of consideration established and accepted by the related parties. Other expenses concluded with shareholders exercising significant influence included employee benefits and communications expenses. However, these amounts were not significant.

7. EARNINGS PER SHARE

Basic earnings per common share are calculated by dividing profit or loss attributable to common shareholders by the weighted average number of common shares outstanding during the three months period ended (25,951,311 in 2018; 25,730,593 in 2017) and the six months period ended (25,951,311 in 2018; 25,665,435 in 2017). Diluted earnings per share are calculated taking into account the dilution which could result if stock options were exercised or converted into common shares at the later of the following dates: the beginning of the period or the time of issuance.

The stock options mentioned in Note 5 were not included in the calculation of diluted earnings per share since the Company suffered losses and the inclusion of these stock options would have an antidilutive effect.

8. FINANCIAL EXPENSES

The following table summarizes financial expenses:

Period ended	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Interest on long-term debt	(240)	(272)	(482)	(556)
Interest and financing charges	(224)	(214)	(449)	(320)
Amortization of finance costs	(23)	(7)	(30)	(14)
Interest accretion on balances of purchase payable	(58)	(58)	(116)	(116)

	(545)	(551)	(1,077)	(1,006)

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

9. LINE OF CREDIT AND LONG-TERM DEBT

Alithya is subject to financial covenants pursuant to its credit facility agreements, which are measured on a quarterly basis. These include leverage, debt service and liquidity ratios. Alithya was in breach of the liquidity covenant at September 30, 2018, for which it received a waiver from its long-term debt lender.

10. SEGMENT AND GEOGRAPHICAL INFORMATION

The Company has examined its activities and has determined that, based on information received on a regular basis by the decision-makers, that it has a single reportable segment.

The following table presents total external revenues by geographic location:

	Three months ended September 30,				Six months ended September 30,
	2018		2017		2018		2017
	$	%	$	%	$	%	$	%
Canada	34,112	92.0%	36,120	94.0%	72,813	92.6%	73,723	94.0%
France	2,981	8.0%	2,292	6.0%	5,854	7.4%	4,702	6.0%

	37,093	100.0%	38,412	100.0%	78,667	100.0%	78,425	100.0%

The following table presents the total net book value of the Company’s long-lived assets by geographic location:

	September 30,		March 31,
	2018		2018
	$	%	$	%
Canada	43,662	95.8%	46,824	96.2%
France	1,928	4.2%	1,858	3.8%

	45,590	100.0%	48,682	100.0%

The Company’s revenues depended on three customers in the consulting services amounting to approximately $15,472,000 and $15,142,000 for the three months ended September 30, 2018 and 2017, respectively and $36,981,000 and $32,388,000 for the six months ended September 30, 2018 and 2017, respectively.

11. BUSINESS COMBINATION

Overview

On March 15, 2018, the Company, Edgewater Technology Inc. (“Edgewater”), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market, Alithya Group inc. (formerly 9374-8572 Québec Inc.) (“New Alithya”), a corporation governed under the laws of Québec, and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and wholly-owned subsidiary of New Alithya, entered into an arrangement agreement, as amended on September 10, 2018 and October 17, 2018, (the “Arrangement Agreement”).

On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) New Alithya acquired the Company by way of a statutory plan of arrangement under the Business Corporations Act (Québec) (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are, collectively referred to herein, as the “Transaction”.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

11. BUSINESS COMBINATION (CONT’D)

As consideration for the Arrangement, former shareholders of the Company received, for each common share of the Company (“Alithya Common Shares”), held immediately prior to the Transaction, one newly issued Class A subordinate voting share of Alithya (the “New Alithya Subordinate Voting Shares”) and, for each multiple voting share of the Company (“Alithya Multiple Voting Shares”) held immediately prior to the Transaction, one newly issued Class B multiple voting share of Alithya (the “New Alithya Multiple Voting Shares”). As consideration for the Merger, former shareholders of Edgewater received, for each share of common stock of Edgewater (“Edgewater Common Stock”) held immediately prior to the Transaction, 1.1918 Subordinate Voting Shares.

Following completion of the Transaction, former shareholders of the Company and Edgewater became shareholders of New Alithya, and each of the Company and Edgewater became wholly-owned subsidiaries of New Alithya.

In connection with the Transaction, and pursuant to the terms of the Arrangement Agreement, Edgewater declared to the Edgewater shareholders and option holders of record immediately prior to the closing date of the Transaction, a special dividend equal to approximately $21,800,000 ( US $16,840,000).

In addition, pursuant to the Arrangement Agreement, each option to purchase an Edgewater Common Stock under the Edgewater incentive plan, whether vested or unvested, that was outstanding immediately prior to the Transaction, was exchanged, on substantially the same terms and conditions as were applicable immediately prior the Transaction, into an option to acquire 1.1918 New Alithya Subordinated Voting Shares under the New Alithya incentive plan.

The Transaction was approved by the respective shareholders of the Company and Edgewater on October 25, 2018 and October 29, 2018, respectively.

Upon completion of the Arrangement, New Alithya changed its name to Alithya Group inc. and its head office to 700, De La Gauchetière Ouest, Montréal, (Québec).

The Transaction was completed for a total preliminary consideration of $122,242,000, in aggregate net of indebtedness of $15,534,000 (US $12,000,000), subject to certain adjustments, settled through the exchange and issuance of shares as described above.

12. SUBSEQUENT EVENTS

Private placement

On October 30, 2018, the Company closed a private placement, where an aggregate 11,736,055 subscription receipts were issued at a price of $4.50 per subscription receipt (the “Offering”). Each subscription receipt automatically converted into an Alithya common share, immediately prior to the close of the Transaction, and then exchanged for one New Alithya Subordinated Voting Share, pursuant to the Arrangement. The net proceeds of the Offering were used to reduce indebtedness, fund future growth initiatives and for general corporate purposes.

Stock options and Employee Share Purchase Plan

Further pursuant to the Arrangement Agreement each option to purchase, an Alithya Common Share or an Alithya Multiple Voting Common Share, whether vested or unvested, that was outstanding immediately prior to the Transaction, was exchanged, on substantially the same terms and conditions as applicable to such options immediately prior to the Transaction, for new options of New Alithya exercisable for New Alithya Subordinate Voting Shares and New Alithya Multiple Voting Shares, respectively.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

12. SUBSEQUENT EVENTS (CONT’D)

Furthermore, all rights of each participant under the Company’s employee share purchase plan were cancelled and exchanged for, substantially equivalent, rights under a new employee share purchase adopted by New Alithya.

On November 1, 2018, all rights of each participant under the Company’s employee share purchase plan were cancelled in exchange for equivalent rights under a new employee share purchase plan to be adopted by New Alithya for the purchase of New Alithya Subordinated Voting Shares or New Alithya Multiple Voting Subordinated Voting Shares.

On November 1, 2018, concurrent with the closing of the Transaction, New Alithya issued an aggregate of 672,000 options to purchase 672,000 New Alithya Subordinate Voting Shares, subject to terms set out in the grant letter, at an exercise price of $4.50. In addition, 25,928 deferred stock units (“DSU”), in aggregate, were granted to eight non-management directors subject to terms set out in the grant letter at a value of $4.50 per DSU for an aggregate value of $116,667. The Private Placement described above, having been completed with third party investors, was used as a reasonable reference for the fair market value of the stock options and DSUs.

Share capital

Due to restrictions imposed on the Company in connection with the Transaction, it was determined that the Company could not fairly issue or repurchase securities of its share capital nor determine the fair market value thereof. The Private Placement described below, having been completed with third party investors can be reasonable a reference for the fair market value of the shares, at a price of $4.50 per share. On October 31, immediately prior to the Transaction (Note 11), the following transactions settling outstanding obligations, at a price of $4.50 per share, being the price of the Private Placement (see above), occurred:

•

Accumulated dividends on the Class K and L shares were declared and paid through the issuance of 103,704 and 44,444 Class A shares, respectively having a stated value of $466,667 and $200,000, in the aggregate, respectively;

•

The issuance of 68,615 Class AA shares and 307,230 Class A shares in respect of the settlement of obligations, amounting to $308,769 and $1,382,036, respectively, owed as employee compensation, professional services rendered and employee share purchase plan;

•

The repurchase, from past employees, of 95,970 Class A shares, having a stated value of $251,615 in aggregate, for cash consideration of $431,752, in aggregate, with the difference resulting in a premium on share redemption of $180,137 recorded to deficit.

As at such date, accumulated dividends on the Class J shares were declared and paid, in cash for, the aggregate amount of $1,864,383.

Other

On November 1, 2018, the Company repaid its line of credit and long-term debt in the amounts of approximately $15,650,000 and $15,636,000, respectively,

On November 1, 2018, the Company, as part of the Business Combination (note 11), through a series of transactions, assumed an Edgewater bank debt for US $12,000,000. The debt was financed through the Company`s existing line of credit facility.

Public Listing of Shares

As at the open of markets, on November 2, 2018, Alithya Group inc.’s Subordinate Voting Shares commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”. The Company is now a wholly-owned subsidiary of Alithya Group, inc.

Alithya Group Inc. – Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2018 and 2017	| 16